Exhibit 99.2

                 INTERSTAR SECURITIES (AUSTRALIA) PTY LIMITED
                      SERVICER'S CERTIFICATE OF COMPLIANCE

The undersigned, a duly authorized representative of Interstar Securities (Australia) Pty Limited, (the "Servicer"), pursuant to the agreement between Perpetual Trustees Victoria Limited, Interstar Securities (Australia) Pty Limited, dated as of December 3, 1999 (the "Agreement"), does hereby certify that:

1. Capitalized terms used but not defined in this officer's Certificate have their respective meanings set forth in the Agreement, unless the context requires otherwise or unless otherwise defined in the officer's Certificate.

2. As of the date hereof, Interstar Securities (Australia) Pty Limited is the Servicer of Interstar Millennium Series 2002-1G.

3. This officer's certificate is delivered pursuant to the Agreement.

4. A review of the  activities  of the Servicer  during the calendar  year ended
   June 30, 2003 and of its performance under the pooling and servicing agreement or similar agreements was made under my supervision.

5. Based on such review, to my knowledge, the Servicer has fulfilled its obligations under the pooling and servicing agreement or similar agreements relating to the Trust (including the Master Trust Deed dated December 2, 1999 and the Investment Management Agreement dated December 3, 1999 throughout such calendar year and, except as set forth in paragraph 6 below.)

6. The following is a description of any exceptions to paragraph 5 above:

7. No significant deficiencies were detected.

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Servicer, has duly executed this officer's Certificate this 12th day of January, 2004.

INTERSTAR SECURITIES (AUSTRALIA) PTY LIMITED, as servicer



/s/ Sam Kyriacou
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Name: Sam Kyriacou
Title:  Chief Executive Officer